Eight Pines Securities, LLC

I SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

1. Total ownership equity from Statement of Financial Condition $1,448,252 {3480}

2. Deduct ownership equity not allowable for Net Capital   - {3490}

3. Total ownership equity qualified for Net Capital   1,448,252 {3500}

4. Add:

     A. Liabilities subordinated to claims of general creditors allowable in computation of net capital   - {3520}

     B. Other (deductions) or allowable credits (list)   - {3525}

5. Total capital and allowable subordinated liabilities   1,448,252 {3530}

6. Deductions and/or charges:

     A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*   1,426,907 {3540}

     B. Secured demand note deficiency   - {3590}

     C. Commodity futures contracts and spot commodities - proprietary capital charges   - {3600}

     D. Other deductions and/or charges   - {3610}   (1,426,907) {3620}

7. Other additions and/or allowable credits (list)   {3630}

8. Net capital before haircuts on securities positions   21,345 {3640}

9. Haircuts on securities

     (computed, where applicable, pursuant to 15c3-1(f))

     A. Contractual securities commitments   - {3660}

     B. Subordinated securities borrowings   - {3670}

     C. Trading and investment securities:

         1. Exempted securities   - {3735}

         2. Debt securities   - {3733}

         3. Options   - {3730}

         4. Other securities   - {3734}

     D. Undue concentration   - {3650}

     E. Other (list)   - {3736}   - {3740}

10. Net Capital $ 21,345 {3750}

     Non-allowable assets include:

     Receivable, from affiliate $1,409,700

     Other assets   17,207

     Total non-allowable assets $1,426,907

Eight Pines Securities, LLC

I SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015
(CONTINUED)

Part A

11. Minimum net capital required (6 2/3% of line 18)	$	290 {3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)		5,000 {3758}
13. Net capital requirement (greater of line 11 or 12)		5,000 {3760}
14. Excess net capital (line 10 less line 13)		16,345 {3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)		15,345 {3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			4,347 {3790}
17. Add:			
A. Drafts for immediate credit	$	- {3800}	
B. Market value of securities borrowed for which no equivalent value is paid or credited		- {3810}	
C. Other unrecorded amounts (list)		- {3820}	- {3830}
18. Total aggregate indebtedness			4,347 {3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			20.37% {3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00% {3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

Statement Pursuant to Rule 17a-5(d)(4) – A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

Eight Pines Securities, LLC

II SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2015

NET CAPITAL	$21,345
LIABILITY	$4,347
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	20.37%